December 20, 2010

Mr. Martin James
Acting Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc. Registration Statement on Form S-3 Filed November 8, 2010 File No. 333-170470

Dear Mr. James:

Ener1, Inc. is pleased to respond to your letter dated December 3, 2010. Concurrently herewith we are filing Amendment No. 1 to our Registration Statement on Form S-3 referenced above. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Description of Debt Securities, page 25

1.
We note your disclosure in the third sentence of this section that you will enter into an indenture qualified under the Trust Indenture Act of 1939. Please file the indenture as an exhibit as required by Regulation S-K 601(b)(4) or tell us how you determined that the indenture is not required to be filed at this time.

Response: We confirm that forms of an indenture will be filed as exhibits to the registration statement as set forth in Amendment No. 1 thereto.

Exhibits

2.	Please resolve any comments regarding your request for confidential treatment before requesting acceleration of the effective date of your registration statement.

Response: We confirm that we will resolve any comments regarding our request for confidential treatment before requesting acceleration.

Exhibit 5.1

3.
We note the fourth paragraph of the opinion and your definitive proxy statement filed on November 29, 2010. Please tell us whether you intend to obtain shareholder approval to sufficiently increase your authorized share capital prior to requesting effectiveness. In addition, please confirm that you will file an unqualified opinion at the time of each takedown.

Response: We confirm that we have obtained shareholder approval at our annual meeting of shareholders held on December 16, 2010 to increase the number of authorized shares of our common stock from 235,714,286 shares to 300,000,000 shares. We also confirm that we will file an unqualified opinion at the time of each takedown.

4.
We note the second sentence of the first paragraph of the opinion. Given that you are registering debt securities and warrants, counsel must opine that these securities are binding obligations of the registrant under the applicable state contract law.  Please provide a revised opinion.

Response: As discussed with the Staff, the opinion includes debt securities and warrants within the definition of “Additional Securities” and addresses the binding nature of those obligations upon issuance in the fourth paragraph of the opinion.

In responding to the Staff’s comments on the registration statement, we acknowledge our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures we have made. When we request acceleration of the registration statement, we will provide a written statement acknowledging the points you have referenced in your letter.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (212) 920-3500 ext. 104 or Robert Mazzeo of Mazzeo Song & Bradham LLP at (212) 599-0700.

Sincerely,

/s/ Nicholas Brunero
Nicholas Brunero
Vice President and General Counsel

cc:	Mr. Louis Rambo, Securities and Exchange Commission Robert L. Mazzeo, Mazzeo Song & Bradham LLP